Exhibit 99.3

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Correvio Pharma Corp. (“Correvio” or the “Corporation”)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2.	Date of Material Change

November 14, 2019.

Item 3.	News Release

Correvio issued a news release with respect to the material change on November 14, 2019. The news release was disseminated via PR Newsire and subsequently filed on Correvio’s SEDAR profile.

Item 4.	Summary of Material Change

Correvio reported financial results for its third quarter ended September 30, 2019. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Item 5.	5.1 - Full Description of Material Change

See attached press release.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Justin Renz, President and Chief Financial Officer
Telephone: 604-677-6905.

Item 9.	Date of Report
This Material Change Report is dated November 14, 2019.

Correvio Reports Third Quarter 2019 Financial Results

NASDAQ: CORV  TSX: CORV

FDA Accepts Brinavess™ New Drug Application

Advisory Committee Date Set for December 10, 2019

PDUFA Date Set for December 24, 2019

Management to Host Conference Call and Webcast Today, November 14, 2019
at 8:30 a.m. Eastern (5:30 a.m. Pacific)

VANCOUVER, Nov. 14, 2019 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today reported financial results for its third quarter ended September 30, 2019 and commented on recent accomplishments and plans.

"On the commercial front, our marketed products portfolio has generated $21.3 million year-to-date in 2019, with $6.7 million of that occurring in the third quarter, and we remain on track for 2019 full year revenues to deliver 20% growth over our 2018 full year revenues," said Mark H.N. Corrigan, MD, Chief Executive Officer of Correvio.  "As we look ahead to the remainder of 2019, we are actively preparing for the upcoming meeting of the U.S. Food and Drug Administration (FDA)'s Cardiovascular and Renal Drugs Advisory Committee (CRDAC) to review the data supporting our New Drug Application (NDA) requesting approval for Brinavess which is scheduled for December 10, 2019.  We also look forward to presenting an additional analysis from SPECTRUM which looked specifically at patients treated in emergency departments at the upcoming American Heart Association (AHA) 2019 Annual Meeting in November."

Third Quarter 2019 and Recent Highlights

Brinavess™

  The U.S. FDA accepted for filing Correvio's resubmitted NDA seeking approval for Brinavess for the rapid conversion of adult patients with recent onset AF. The FDA assigned a target action date of December 24, 2019 under the Prescription Drug User Fee Act (PDUFA). CRDAC is scheduled to review data supporting the Brinavess New Drug Application (NDA) at a meeting on December 10, 2019 from 8:00 a.m. to 5:00 p.m. ET.
  Correvio recently commissioned market research conducted by a top tier independent research firm. The report highlighted that today there are 7.1 million Americans who experience AF each year and is expected to grow to 9.8 million by 2030. Of those, over 500,000 are treated with cardioversion annually.
  An abstract highlighting the results from a post hoc analysis from the SPECTRUM study was selected for a poster presentation at AHA 2019 taking place November 16-18, 2019, in Philadelphia. In this analysis, Correvio evaluated data from patients in SPECTRUM who were specifically treated in the hospital emergency department (n=1,289). The data demonstrated that treatment with Brinavess in the emergency department successfully converted 70.2% (95% confidence interval; 67.5-72.7) of all treated patients, with a median conversion time of 12 minutes, and a low rate of adverse events (0.9%) and no serious adverse events.
  Data from the SPECTRUM study was presented at the European Society of Cardiology 2019 Congress in Paris. The Brinavess NDA is supported by data from SPECTRUM, which is a post-approval safety study that was conducted in Europe and evaluated 1,778 unique patients across a total of 2,009 treatment episodes following administration of Brinavess. In the previously reported top-line data from SPECTRUM, it was demonstrated that treatment with Brinavess successfully converted 70.2% (95% confidence interval; 68.1 – 72.2) of all treated patients, with a median conversion time of 12 minutes, and a low rate of health outcomes of interest (0.8%).

Trevyent®

  Trevyent licensor United Therapeutics (NASDAQ:UTHR) announced acceptance by the FDA of its resubmitted NDA seeking approval for Trevyent for the treatment of pulmonary arterial hypertension. The FDA assigned the NDA a PDUFA target action date of April 27, 2020. United Therapeutics has granted Correvio access to the Trevyent NDA and Correvio plans to submit a regulatory filing for Trevyent in Europe in the second half of 2020.

Corporate and Financial

  Correvio completed an underwritten public offering whereby it issued 9.2 million shares of its common stock, which included the exercise of the underwriter's over-allotment option in full, at a price to the public of $1.50 per common share. Aggregate gross proceeds to Correvio totaled $13.8 million, before deducting the underwriting commission and offering expenses payable by the Company.

Third Quarter 2019 Financial Results

Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Correvio recorded a net loss of $10.8 million (basic loss per share of $0.23) for the three months ended September 30, 2019, compared to a net loss of $7.1 million (basic loss per share of $0.20) for the three months ended September 30, 2018.

Revenue earned through the sales of Correvio's commercialized products for the three months ended September 30, 2019 was $6.7 million, compared to revenue of $7.0 million for the three months ended September 30, 2018.  Direct sales increased approximately 48% from $3.1 million to $4.6 million, led by an increase in sales of the Company's antibiotic products, Xydalba and Zevtera/Mabelio. The overall decrease in revenue was primarily attributable to the delay of $2.9 million of distributor orders which were expected to be shipped in September, but due to logistical constraints were not completed until early October; these delayed shipments will have a meaningfully positive impact on Correvio's fourth quarter 2019 financial results.  In addition, foreign currency exchange negatively impacted sales by an approximately 5% decrease in both Euros and British Pounds when converted into U.S. dollars.  Revenue may fluctuate between periods based on the timing of these large and infrequent distributor orders.  These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period's total revenue.  As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Cost of goods sold ("COGS") for the three months ended September 30, 2019 was $2.3 million, compared to COGS of $2.1 million for the three months ended September 30, 2018.

Sales, general and administration ("SG&A") expense for the three months ended September 30, 2019 was $11.2 million, compared to $9.2 million for the three months ended September 30, 2018.  During the third quarter of 2019, the Company had higher regulatory and medical costs associated with the NDA resubmission of Brinavess, higher legal fees associated with potential business development activities as well as higher stock-based compensation expense.

Interest expense was $2.0 million for the three months ended September 30, 2019, compared to $1.7 million for the three months ended September 30, 2018. The increase was due to interest being accrued on a higher long-term debt principal amount.

Liquidity and Outstanding Share Capital

At September 30, 2019, the Company had cash, cash equivalents, and restricted cash of $19.7 million. As of November 13, 2019, there were 50,521,375 common shares issued and outstanding, and 4,696,200 common shares issuable upon the exercise of outstanding stock options (of which 3,203,264 were exercisable) at a weighted average exercise price of CAD $4.85 per share, and 126,882 restricted share units outstanding.

Financial Outlook for 2019

Correvio is reiterating its full-year 2019 guidance and expects to generate full year revenues that deliver 20% growth over 2018 full year revenues.  This guidance is based on product revenue to date, current run rates, near-term expectations and current operating plans.

Conference Call

Correvio will hold a teleconference and webcast on November 14, 2019 at 8:30 a.m. Eastern (5:30 a.m. Pacific). To access the conference call, please dial (416) 764-8688 or (888) 390-0546 and use conference ID 08791932. The webcast can be accessed through the following link:

https://event.on24.com/wcc/r/2123113/A0A628D49617A04859A6EE331455C764

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through November 28, 2019. Please dial (416) 764-8677 or (888) 390-0541 and enter code 791932# to access the replay.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to: statements relating to the Company's plans to submit a regulatory filing for Trevyent in Europe in the second half of 2020; statements relating to predicted financial results for any future time periods; statements regarding the potential size of the market opportunity for Brinavess in the US; and statements relating to the approval of Brinavess by the FDA and the timing of any such approval.  In particular, no statement herein should be understood to mean that: (i) that out resubmission will be deemed to be complete by the FDA; (ii) that the FDA will find our underlying clinical trial data to be acceptable; (iii) that the FDA will find our manufacturing sites acceptable and validate them; or (iv) that our NDA will ultimately be approved by the FDA.  Furthermore, the timing of any action by the FDA and possible regulatory paths forward cannot be guaranteed, in that, for example: (i) the FDA may miss its own required deadlines (including for example, the PDFUA date or the date set for the Advisory Committee Meeting); and (ii) the FDA may require further information or additional clinical studies.

A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018 and its quarterly report filed August 14, 2019 for the second quarter of 2019. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess™® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of United Therapeutics Corporation and used under license.
All other trademarks are the property of their respective owners.

CORREVIO PHARMA CORP.
(formerly Cardiome Pharma Corp.)
Interim Consolidated Balance Sheets
(In thousands of U.S. dollars, except share amounts)

	September 30, 2019	December 31, 2018
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$17,785	$15,596
Restricted cash	1,886	1,974
Accounts receivable, net of allowance for doubtful accounts of $81 (2018 - $102)	6,844	7,723
Inventories	4,433	4,158
Prepaid expenses and other assets	985	841
	31,933	30,292

Property and equipment	507	512
Right-of-use assets from operating leases	2,174	-
Intangible assets	22,459	26,469
Long-term inventories	1,598	1,663
Goodwill	318	318
Deferred income tax assets	379	383
	$59,368	$59,637

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$10,236	$9,403
Current portion of long-term debt, net of unamortized debt issuance costs	10,940	-
Current operating lease liabilities	798	-
	21,974	9,403

Long-term debt, net of unamortized debt issuance costs	33,074	41,517
Deferred revenue	1,182	1,252
Long-term operating lease liabilities	1,600	-
Other long-term liabilities	-	555
	57,830	52,727

Stockholders' equity:
Common stock	382,878	359,295
Authorized - unlimited number without par value
Issued and outstanding – 50,521,375 (2018 – 36,233,162)
Additional paid-in capital	42,311	40,456
Deficit	(439,987)	(409,744)
Accumulated other comprehensive income	16,336	16,903
	1,538	6,910
	$59,368	$59,637

CORREVIO PHARMA CORP.
(formerly Cardiome Pharma Corp.)
Interim Consolidated Statements of Operations and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018
(In thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Revenue:
Product and royalty revenues	$6,669	$6,984	$21,309	$19,657
Licensing and other fees	-	23	-	71
	6,669	7,007	21,309	19,728
Cost of goods sold	2,274	2,135	6,928	6,398
Gross margin	4,395	4,872	14,381	13,330
Expenses:
Selling, general and administration	11,186	9,186	34,992	32,719
Amortization and depreciation	984	989	2,944	3,161
	12,170	10,175	37,936	35,880
Operating loss	(7,775)	(5,303)	(23,555)	(22,550)

Other (expense) income:
Gain on disposal of Canadian Operations	-	-	-	18,489
Interest expense	(1,997)	(1,686)	(5,599)	(4,416)
Other expense	(41)	(129)	(148)	(281)
Foreign exchange (loss) gain	(950)	52	(869)	(1,239)
	(2,988)	(1,763)	(6,616)	12,553
Loss before income taxes	(10,763)	(7,066)	(30,171)	(9,997)
Income tax expense	(15)	(39)	(72)	(140)
Net loss	$(10,778)	$(7,105)	$(30,243)	$(10,137)
Other comprehensive loss:
Foreign currency translation adjustments	(432)	(3)	(567)	(237)
Comprehensive loss	$(11,210)	$(7,108)	$(30,810)	$(10,374)
Loss per common share
Basic and diluted	$(0.23)	$(0.20)	$(0.72)	$(0.29)
Weighted average common shares outstanding
Basic and diluted	46,811,924	34,958,008	42,006,682	34,828,761

CORREVIO PHARMA CORP.
(formerly Cardiome Pharma Corp.)
Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2019 and 2018
(In thousands of U.S. dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Operating activities:
Net loss	$(10,778)	$(7,105)	$(30,243)	$(10,137)
Items not affecting cash:
Amortization and depreciation	984	989	2,944	3,161
Accretion of long-term debt	570	346	1,485	429
Interest paid in-kind on long-term debt	442	425	1,301	1,249
Write-down of inventory	-	46	181	213
Gain on disposal of Canadian Operations	-	-	-	(18,489)
Stock-based compensation expense	604	266	1,988	1,526
Unrealized foreign exchange loss	1,118	18	1,227	1,445
Changes in operating assets and liabilities:
Accounts receivable	994	(2,135)	98	(2,479)
Inventories	(593)	619	(673)	1,380
Prepaid expenses and other assets	971	(372)	(182)	(181)
Accounts payable and accrued liabilities	(1,699)	(520)	748	466
Deferred revenue	(2)	(125)	(2)	(53)
Other long-term liabilities	(24)	88	(46)	73
Net cash used in operating activities	(7,413)	(7,460)	(21,174)	(21,397)

Investing activities:
Proceeds on disposal of Canadian Operations	-	192	376	18,857
Purchase of property and equipment	(31)	(15)	(129)	(281)
Purchase of intangible assets	(8)	(18)	(21)	(4,682)
Net cash (used in) provided by investing activities	(39)	159	226	13,894

Financing activities:
Issuance of common stock	13,800	2,284	25,418	2,284
Share issue costs	(1,256)	(96)	(1,800)	(96)
Issuance of common stock upon exercise of stock options	-	-	-	258
Income tax withholdings on vesting of restricted share units	-	-	-	(23)
Financing fees on issuance of long-term debt	-	-	(288)	(21)
Net cash provided by financing activities	12,544	2,188	23,330	2,402

Increase (decrease) in cash, cash equivalents, and restricted cash during the period	5,092	(5,113)	2,382	(5,101)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(269)	(10)	(281)	(257)
Cash, cash equivalents, and restricted cash, beginning of period	14,848	23,946	17,570	24,181
Cash, cash equivalents, and restricted cash, end of period	$19,671	$18,823	$19,671	$18,823

Supplemental cash flow information:
Net interest paid	$984	$915	$2,812	$2,738
Net income taxes paid (received)	10	(1)	80	59

View original content:http://www.prnewswire.com/news-releases/correvio-reports-third-quarter-2019-financial-results-300958193.html

SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/November2019/14/c3497.html

%CIK: 0001036141

For further information: Brendan Payne, Associate Director, Investor Relations and Business Development, Correvio Pharma Corp., 604.677.6905 ext. 306, 800.330.9928, bpayne@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com, claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 07:00e 14-NOV-19